Exhibit 99.2

ALDEN GLOBAL CAPITAL, LLC

777 South Flagler Drive

Suite 800W

West Palm Beach, FL 33401

November 22, 2021

Lee Enterprises, Incorporated

4600 E 53rd St.

Davenport, Iowa 52807

Attn: Mary Junck, Chairman of the Board of Directors

Re:	Non-Binding Proposal

To the Board of Directors:

Alden Global Capital, LLC (“Alden”) is a significant investor in American newspapers, with platforms including MediaNews Group, Inc. and Tribune Publishing Company (collectively referred to as “we”) that are committed to ensuring communities nationwide have access to robust, independently minded local journalism. Our goal is to provide valued news and information to local subscribers nationwide, led by a talented team of seasoned newspaper executives who have worked in journalism for an average of more than 30 years. Our newspapers include The Chicago Tribune, The Denver Post, The Mercury News, The New York Daily News, The Orange County Register, The Boston Herald, The Baltimore Sun and other leading newspapers across the U.S. As you are aware, an affiliated entity of ours owns approximately 6% of the issued and outstanding common stock of Lee Enterprises, Incorporated (“Lee”).

We believe that as a private company and part of our successful nationwide platforms, Lee would be in a stronger position to maximize its resources and realize strategic value that enhances its operations and supports its employees in their important work serving local communities. Our interest in Lee is a reaffirmation of our substantial commitment to the newspaper industry and our desire to support local newspapers over the long term. Accordingly, we propose to purchase Lee for $24.00 per share in cash, representing a substantial premium of approximately 30% to Lee’s closing share price of $18.49 on November 19th, 2021. We have the ability to fully finance this all-cash proposal and the definitive merger agreement will not include a financing condition.

We have engaged an experienced team of advisors, including Moelis & Company as financial advisor as well as Akin Gump Strauss Hauer & Feld LLP and Olshan Frome Wolosky LLP as legal counsel, and have conducted a comprehensive review of publicly available information about Lee. Based on our review of this information and in consultation with our counsel, we do not believe any material regulatory issues would inhibit the completion of this transaction in a timely manner.

The foregoing indicative terms are based solely on our review of publicly available information, are subject to completion of our due diligence and execution of definitive documentation acceptable to us and we reserve the right to withdraw or modify our proposal in any manner. Following the review of targeted additional information pursuant to a mutually acceptable nondisclosure agreement, we expect that we would complete our work, including negotiation of definitive documentation, in approximately four weeks.

We are keenly interested in working constructively with the Lee Board of Directors (the “Board”), with the goal of getting to a successful transaction with value, speed and certainty. Scale is critical for newspapers to ensure necessary staffing and in order to thrive in this challenging environment where print advertising continues to decline and back office operations and legacy public company functions remain bloated, thus depriving newsrooms of resources that are best used serving readers with relevant, trustworthy and engaging content.

We hope that the Board will work with us to maximize value and opportunities for all Lee stockholders and employees, and we look forward to receiving a response to this non-binding proposal in an expeditious manner.

Sincerely,

/s/ Heath Freeman
Heath Freeman
President, Alden Global Capital, LLC

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